Filed by: Carlyle Secured Lending, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Carlyle Secured Lending III

(Commission File No.: 814-01410)

Carlyle Secured Lending Inc. (NASDAQ:CGBD)

Q2 2024 Earnings Conference Call

August 5, 2024 10:00 AM ET

Company Participants

Nishil Mehta - Head of Shareholder Relations

Justin Plouffe - Chief Executive Officer

Thomas Hennigan - Chief Financial Officer

Conference Call Participants

Finian O’Shea – Wells Fargo Securities

Melissa Wedel – J.P. Morgan

Operator

Good day and thank you for standing by and welcome to the Carlyle Secured Lending Second Quarter 2024 Earnings Conference Call. (At this time, all participants are in a listen-only mode. After the speakers’ presentation, there will be a question-and-answer session.)

[Operator Instructions] Please be advised that today’s conference is being recorded.

I would now like to hand the conference over to your speaker today, Nishil Mehta, Head of Shareholder Relations. Please go ahead.

Nishil Mehta

Good morning, and welcome to Carlyle Secured Lending’s conference call to discuss the earnings result for the second quarter 2024 and the proposed merger of CGBD with Carlyle Secured Lending III. I’m joined by Justin Plouffe, our Chief Executive Officer; and Tom Hennigan, our Chief Financial Officer.

This morning, we issued a press release with our presentation of our results, which are available on the Investor Relations section of our website. In addition to our quarterly earnings press release, we issued a release announcing that Carlyle Secured Lending has entered into a merger agreement with Carlyle Secured Lending III.

Throughout today’s call, Carlyle Secured Lending will be referred to as CGBD and Carlyle Secured Lending III will be referred to as CSL III. CGBD has posted a presentation outlining the transaction on the Investor Relations section of its website, which has also been filed with the SEC and which will be referenced on today’s call. Following our remarks today, we will hold a question-and-answer session for analysts and institutional investors. This call is being webcast and a replay will be available on our website.

Any forward-looking statements made today do not guarantee future performance and any undue reliance should not be placed on them. Today’s conference call may include forward-looking statements reflecting our views with respect to, among other things, the timing or likelihood of the closing of the proposed merger, the expected synergies associated with the proposed merger, the ability to realize the anticipated benefits of the proposed merger and our future operating results and financial performance.

These statements are based on current management expectations and involve inherent risks and uncertainties, including those identified in the Risk Factors section of our 10-K and our 10-Q which will be filed for the quarter following market close today. These risks and uncertainties could cause actual results to differ materially from those indicated. CGBD assumes no obligation to update any forward-looking statements at any time.

Please note that any additional information regarding the proposed merger and the solicitation of proxies in connection with the matters requiring CGBD stockholder approval will be available in the proxy statement and prospectus that CGBD intends to file with the SEC in the coming weeks.

With that, I’ll turn the call over to Justin, CGBD’s Chief Executive Officer.

Justin Plouffe

Thanks Nishil, good morning everyone. Thank you all for joining. I’m Justin Plouffe, the CEO of the Carlyle BDCs and Deputy CIO of Global Credit at Carlyle. On today’s call, I will give an overview of our second quarter 2024 results and discuss our proposed merger between CGBD and CSL III, including the ways in which Carlyle will support the transaction to make it especially compelling for CGBD shareholders. I’ll finish with a few comments on the quarter’s investment activity and portfolio positioning before handing the call over to our CFO, Tom Hennigan.

In the second quarter, our financial performance continued to benefit from the higher base rate environment, with some headwinds from spread compression on new deals. Both of these trends were largely consistent with the broader direct lending market. During the quarter, we generated net investment income of $0.51 per share, which represents an annualized yield of more than 12% based on our 6/30 NAV. Our Board of Directors declared a total third quarter dividend of $0.47 per share consisting of our base dividend of $0.40 plus $0.07 supplemental dividend. Our net asset value as of June 30th was $16.95 per share, down $0.12, or approximately 0.7% from March 31st because of unrealized depreciation from some of our watchlist names.

Following another strong quarter, we are excited to announce that CGBD has entered into a merger agreement to acquire Carlyle Secured Lending III. We believe this transaction will deliver a number of strategic benefits, including an increase in scale and liquidity, elimination of the preferred stock held by Carlyle, a reduction in costs and an increase in operational efficiencies and accretion to both earnings and NAV per share.

Now, I’d like to dive a little bit deeper into each attribute that this merger brings.

First, scale and liquidity. With an anticipated market capitalization of over $1 billion as a combined company, we expect this transaction to provide increased scale and liquidity to shareholders, creating potential for increased institutional ownership, a broader investor base and enhanced trading liquidity.

Second, I’ll touch on the convertible preferred shares held by Carlyle. Now, as many of you know, these shares were issued by CGBD as part of an investment Carlyle made to support the BDC during the market dislocation resulting from the COVID pandemic. These shares have a current conversion price of $8.98 compared to quarter end’s NAV of $16.95 and therefore could be dilutive if exercised.

As part of this transaction Carlyle will exchange its convertible preferred shares at NAV as determined shortly before merger close. This will avoid 5% to 8% dilution for CGBD shareholders. We believe that this is a significant value for CGBD shareholders that could lead to improved trading prices.

Third, we expect this merger to reduce costs and drive operational efficiencies by eliminating duplicative expenses. We estimate total annual cost savings to be approximately $2.5 million on an LTM basis through increased scale as well as streamlining certain processes compared to the two entities continuing to operate separately.

The larger combined asset base will also improve our expense ratio to approximately 70 basis points on net assets, while also potentially providing CGBD with greater access to the debt capital markets and a lower cost of capital.

Finally, we believe that this transaction is accretive to both NAV per share and net investment income per share on a fully diluted basis. This is due both to the preferred stock exchange and the substantial overlap in strategy and portfolio composition between the two vehicles.

We also expect the transaction to be accretive to net investment income per share in the long-term with improved combined portfolio metrics, a lower expense ratio and increased investment capacity. Given our recent trading levels, we have structured the merger to enable potential NAV accretion if CGBD is trading at a premium to NAV shortly before the merger close. Tom will discuss that more later in this call.

Carlyle is committed to the long-term success of CGBD and we believe that this transaction will benefit shareholders of both CGBD and CSL III. To further support the merger, an affiliate of Carlyle will cover certain merger-related expenses up to a total cap of $5 million, which we believe should cover all transaction costs.

Now, before I turn the call over to Tom, I want to briefly discuss the market environment. Activity continued to pick up in the second quarter of 2024 as sponsored direct lending volumes reached recent highs driven by strong refinancing, recapitalization and M&A activity. Spreads and covenants continue to face pressure from borrowers, but the core middle market where we operate continues to see comparatively less pressure than the large cap market. Originations in the second quarter were up significantly year-over-year and our pipeline continues to expand with both core cash flow and differentiated deal flow.

Our goal is to drive performance with a consistent approach to direct lending anchored in disciplined credit selection and conservative portfolio management. We continue to benefit from the One Carlyle platform which differentiates us in the core middle market. While increasing origination activity is a positive for our strategy, we are most focused on the overall credit performance of our existing portfolio.

Our portfolio remains highly diversified and is comprised of 180 investments in 126 companies across more than 25 industries. The median EBITDA across our core portfolio at quarter end was $82 million. The average exposure in any single portfolio company is less than 1% and 94% of our investments are in senior secured loans. As always, discipline and consistency drove performance in the second quarter. We expect these tenets to drive performance in future quarters.

With that, I’ll now hand the call over to our Chief Financial Officer, Tom Hennigan.

Thomas Hennigan

Thank you, Justin. Today I’ll begin with an overview of the terms and structure of the proposed merger. I’ll then discuss second quarter financial results and portfolio performance before concluding with detail on our balance sheet positioning. First, I want to point all of our shareholders to the additional materials we’ve posted to CGBD’s Investor Relations website. I’ll note we expect to file a proxy and registration statement in the upcoming weeks to begin the process of soliciting merger approval from CGBD shareholders.

As Justin previewed, we’re excited to announce we’ve entered into an agreement with CSL III to merge in a stock for stock transaction, with a floating exchange rate that has the potential to be accretive to shareholders. To reiterate Carlyle’s support for the merger, it has agreed to exchange its existing convertible preferred shares for common stock, which will occur shortly before close of the proposed merger. Based on the current conversion price of $8.98 per share this crystallizes accretion to both NAV per share and quarterly net investment income per share on a fully diluted basis.

Carlyle will be subject to a two-year tiered lockup following the exchange, reinforcing Carlyle’s continued long-term commitment to CGBD. An affiliate of Carlyle has also agreed to bear up to $5 million in transaction fees and expenses in certain circumstances, which is expected to mitigate any potential dilution from merger expenses for shareholders.

The transaction has been structured with a floating exchange rate construct that enables the potential for additional NAV per share accretion at close. In our merger presentation, Slide 16 outlines three potential scenarios and how they would impact CGBD. As you’ll see on the slide, if CGBD is trading at or below one times NAV per share, the merger will be conducted as a NAV for NAV exchange.

But if CGBD is trading above one times NAV per share, CGBD and CSL III shareholders will equally split the premium at merger close up to 1.11 times, with all premium thereafter going to CGBD shareholders. This construct ensures the transaction is, at a minimum, NAV neutral while allowing CSL III shareholders to participate in upside if CGBD is trading above NAV shortly before the close of the merger.

Our core investment strategy will remain unchanged. The combined company will continue to focus on directly-originated, primarily first lien, sponsor-backed loans to U.S. companies in the middle market.

Turning to the portfolio, total assets for the pro forma combined company are expected to increase to over $2.5 billion by transaction close. Based on current portfolio data, CSL III has near 100% overlap with CGBD, and the combined company on a pro forma basis as of June 30th has 127 portfolio companies and 183 investments and total senior secured exposure of over 90%.

Key portfolio diversification and risk metrics all will improve. Concentration of CGBD’s top 1, 5, and 10 investments were all improved from current levels. We expect non-accruals as a percentage of fair value and also debt investments with risk ratings 3 to 5 representing investments that have been downgraded on our internal risk rating scale, all to improve as you can see on Slides 18 and 19 of the merger presentation.

Given the significant portfolio overlap, we believe the merger will result in cost synergies for shareholders, with annual cost savings expected to be about $2.5 million. The elimination of duplicative expenses should result in over a 20% decrease in operating expenses from the second quarter combined levels, which implies a pro forma target expense ratio of under 70 basis points on net assets.

Increased scale also has the potential to provide a wider and more efficient array of financing alternatives, which could reduce our cost of debt through improved access to the institutional debt capital markets. Leading up to merger close, we also anticipate calling all remaining uncalled capital from CSL III shareholders and will seek to return CGBD to the midpoint of our target leverage range.

Given the increased level of deal activity Justin mentioned, we’re confident we can deploy this capital into attractive investments. All of CGBD’s financing facilities will continue in regular course, and we expect CSL III’s existing asset-based credit facility will transfer over to CGBD at closing of the merger.

The transaction has been unanimously approved by the CGBD Board of Directors and the CSL III Board of Trustees at the recommendation of the special committees of both CGBD and CSL III. I want to highlight that in addition to the benefits for CGBD shareholders we’ve been focused on, the transaction also enables CSL III investors to retain access to the proven investment strategy they sought exposure to with the benefits of the greater scale of the combined entity, liquidity of a listed BDC and the potential to trade at a premium to NAV. Taken together, we think this is a compelling value proposition for these new CGBD investors.

Finally, CGBD’s adviser will remain unchanged, and we anticipate the transaction closing in Q1 of 2025, subject to approval from CGBD shareholders, certain regulatory approval and satisfaction or waiver of other customary closing conditions.

Now, moving on to a more detailed review of this quarter’s results, CGBD had another strong quarter on the earnings front. Total investment income for the second quarter was $58 million, down slightly from prior quarter due to a lower average portfolio balance and a decrease in prepayment and amendment fees.

Total expenses of $31 million also decreased versus prior quarter, primarily due to reduced total interest expense from a lower average outstanding debt balance. The result was net investment income for the second quarter of $26 million or $0.51 per share, which is generally in line with the prior year comparable period.

Our Board of Directors declared the dividends for the third quarter of 2024 at a total level of $0.47 per share—that’s comprised of the $0.40 base dividend plus a $0.07 supplemental dividend, which is payable to shareholders of record as of the close of business on September 30th. This total dividend level reflects our variable supplemental dividend policy of paying out at least 50% of excess earnings, which allows us to be flexible as the portfolio evolves and base rates fluctuate.

Our base dividend coverage of 128% for the quarter remains above the BDC peer set average, and we’ve grown the base dividend 25% since 2022. At the same time, this total dividend level also represents an attractive yield of 11% based on the recent share price. Looking ahead, we remain highly confident in our ability to comfortably meet and exceed our $0.40 base dividend and continue paying out supplemental dividends each quarter.

On valuations, our total aggregate realized and unrealized net loss was about $8 million for the quarter. The largest contributor was a $7 million loss in our position in Emergency Communications Network, ECN. So a majority of that $8 million loss from that one position, and we actually exited that investment last week at a level slightly better than our 6/30 mark. So the full downside for that position is already reflected in our 6/30 NAV. This decrease in valuations, partially offset by Q2 earnings exceeding the dividend, resulted in our NAV decreasing modestly from $17.07 to $16.95 per share.

Turning to credit performance, we continue to see overall stability in credit quality across the portfolio. Non-accruals increased this quarter to 1.8% of total investments at fair value as we added a net two borrowers nonaccrual status. However, we exited ECN and we’ve been working towards a favorable solution with the other borrowers. To that end, for the upcoming quarter, we expect investments on non-accrual to drop back below 1% as a percentage of fair value.

I’ll finish by touching on our financing facilities and leverage. We continue to be well positioned on the right side of our balance sheet. In early July, we closed a reset of the 2015-1 CLO, extending the reinvestment period and maturity date by four years and reducing the cost of debt by more than 20 basis points within that vehicle.

Leverage is down quarter-over-quarter, and we have capacity to deploy capital into attractive opportunities in the accelerating deal environment as we’ve been operating conservatively at the lower end of our target range. Statutory leverage was about 1.1 times and net financial leverage ended the quarter modestly lower at 0.9 times. This positioning allows us to remain opportunistic as the macroeconomic environment evolves and deal activity looks to pick up in the second half of 2024.

With that, I’ll turn the call back over to Justin.

Justin Plouffe

Thanks Tom. Before we move to Q&A, I want to reemphasize the compelling merger proposal for CGBD. This merger is between two entities that are wholly aligned. We’re adding meaningful scale without increasing risk through combining with a known Carlyle-managed portfolio. The consistency of our investment approach between the two BDCs positions us for a smooth integration process. We expect the transaction will be significantly beneficial to shareholders with accretion to both NII and NAV per share.

Market demand for private credit remains high. We continue to focus on sourcing transactions with significant equity cushions, conservative leverage levels, and attractive spreads relative to market levels. With attractive new originations, a stable portfolio, and low levels of non-accruals, CGBD shareholders are benefiting from the continued execution of our strategy. As always, we remain committed to delivering a resilient, stable cash flow stream to our investors through consistent income and solid credit performance.

I’d like to now hand the call over to the operator to take your questions. Thank you.

Question-and-Answer Session

Thank you.

[Operator Instructions] And our first question is going to come from the line of Finian O’Shea with WFS. Your line is open. Please go ahead.

Q - Finian O’Shea

Hey, thank you. Good morning, everyone. How are you? On the merger, I think it’s ‘25 expected close. Does that mean you’re anticipating like an extended sort of outreach campaign? And can you remind us of the shareholder base profile of Carlyle III? Thanks.

Justin Plouffe

Sure. So we do have to get a shareholder vote from CGBD shareholders. So that is a legal process and that’s part of the reason why it will take a bit of time. The CSL III shareholders do not have a vote here because they’ve sort of signed up for this when they initially invested in that fund. So there shouldn’t be too much of a delay on that end of things. The CSL III shareholder base are people that Carlyle plays to, but there’s not significant concentration, but again, without a vote, we wouldn’t expect that to impact the merger process at all.

Thomas Hennigan

And Finn, we’d expect, although it’s a very compelling transaction for CGBD shareholders, it always just takes so much time to gather up such a diverse base of investors for any of these votes. So we’d anticipate the process to take normal course as other BDC mergers.

Finian O’Shea

Okay. That’s helpful, thanks. And I guess, Justin, I thought I’d ask, looking at the screen today and this week if you have any views on how the current volatility we’re in might impact the bank’s positioning to compete on sponsored finance transactions if it’s too early to tell or if you think they would be still in a strong position to lean in or whatnot.

Justin Plouffe

Yes, certainly early to tell how this all plays out in the second half of the year, but we’ve been focused for a long time now on making sure the credit quality of the portfolio is excellent, because we’ve seen the pressure on spreads. So we feel very well positioned if we’re heading into a more volatile environment, and it does stand to reason, Finn, that in more volatile environments, our capital becomes more valuable to borrowers. So I think we’re well positioned if it does turn out to be a volatile second half of the year, but we’ll have to see.

Finian O’Shea

Okay, one final, if I may, on if there’s any, based on the transaction exchange ratio at close, that’s obviously into the future, but if the incentive fee will account for merger accretion.

Justin Plouffe

If the incentive fee will account for merger accretion? Sorry, I’m not sure I quite follow the question.

Finian O’Shea

Yes, that’s due to the, maybe better for Tom, based on where the stock is, there might be a, I don’t know, I think, I can’t even explain it too well, but it’s very common in a BDC merger due to the accounting and that will elevate or reduce, depending on where Carlyle trades, when it presumably goes NAV for NAV. And that could change the GAAP revenue and NOI. So, like will you accrue, sorry, go ahead.

Thomas Hennigan

Ok Finn, we wouldn’t expect any impact from the merger math on our incentive fees.

Finian O’Shea

Okay, thanks so much. That’s all from me.

Operator

Thank you. And one moment as we move on to our next question. And our next question is going to come from the line of Melissa Wedel with J.P. Morgan. Your line is open. Please go ahead.

Melissa Wedel

Good morning. Thanks for taking my questions today. I wanted to talk about the merger and combining the portfolios. I understand that’s a couple quarters out, but at a high level, would you view the smaller portfolio, that the loans in that portfolio as being brought onto CGBD’s balance sheet or would those be appropriate to put into the credit fund?

Thomas Hennigan

Hey, Melissa, it’s Tom. There’s substantial overlap between the two funds in terms of the borrowers. In fact, almost every single position at CSL III is also held at CGBD obviously varying levels. So we’d anticipate looking at keeping in place our current facilities and allocating the loans primarily to our existing credit facilities.

And potentially based on some of the lower spread transactions, potentially allocating those we’re thinking as good investments down the road for the JVs. So that we’d be looking at, based on the investment profile, the yield profile is spreading them across the vehicle. But I think for the most part, though, the yield profile is in line with the BDC, is that most of those we’d anticipate would be held directly by the BDC.

Melissa Wedel

Okay. And then can you remind us when you think about the credit fund and sort of the runway there, how much, I guess that’s the question. How much runway is there to grow that JV? I assume that’s another avenue where you would look to explore NAV or I’m sorry, NII accretion?

Thomas Hennigan

Look, I think currently we’re probably looking to maintain the JV level. Certainly we’re always looking at the best ways to improve our ROE. Right now, I think we’re looking to maintain the JV size and dividends coming from those JVs.

Justin Plouffe

Not a huge growth area.

Melissa Wedel

Got it. Final question from me, just around the fee structure, we’ve seen a number of these transactions before. And I think as we’ve seen portfolios shift increasingly, firstly, sometimes we’ve seen managers make adjustments to the fee structure. Just curious if that’s something that’s been a topic of discussion with the Board. Thank you.

Justin Plouffe

Yes. We don’t anticipate changing our fee structure as part of the merger. We think our fees are in line with market, given the performance that we’ve had. But I do want to emphasize Carlyle is paying all transaction expenses and we’re getting out of our preferred shares at NAV, which avoids a something like a 5% to 8% potential dilution to CGBD shareholders. So those are really the two areas where Carlyle is contributing to the transaction.

Melissa Wedel

Thank you.

Operator

Thank you. [Operator Instructions] I’m showing no further questions at this time, and I would like to hand the conference back over to Justin Plouffe for closing remarks.

Justin Plouffe

Well, thank you, everyone. We really appreciate your joining. I’m sure we’ll be speaking to you in the future. That will conclude today’s call.

Operator

This concludes today’s conference call. Thank you for participating. You may now disconnect. Everyone, have a great day.

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they are not historical facts, but instead relate to future events or the future performance or financial condition of CGBD, CSL III or the merger. The forward-looking statements may include statements as to: future operating results of CGBD and CSL III and distribution projections; business prospects of CGBD and CSL III and the prospects of their portfolio companies; and the impact of the investments that CGBD and CSL III expect to make. In addition, words such as “anticipates,” “believes,” “expects,” “intends,” “will,” “should,” “may,” “plans,” “continue,” “believes,” “seeks,” “estimates,” “would,” “could,” “targets,” “projects,” “outlook,” “potential,” “predicts,” and variations of these words and similar expressions to identify forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the merger closing; (ii) the expected synergies and savings associated with the merger; (iii) the ability to realize the anticipated benefits of the merger, including the expected elimination of certain expenses and costs due to the merger; (iv) the percentage of CGBD stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the merger may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of CGBD and CSL III or the economy generally due to terrorism, war or other geopolitical conflict (including the uncertainty surrounding Russia’s military invasion of Ukraine and the impact of geopolitical tensions in other regions such as the Middle East, and developing tensions between China and the United States); (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in CGBD’s and CSL III’s operating areas, particularly with respect to business development companies or regulated investment companies; and (xiii) other considerations that may be disclosed from time to time in CGBD’s and CSL III’s publicly disseminated documents and filings. CGBD and CSL III have based the forward-looking statements included in this communication on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although CGBD and CSL III undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that CGBD and CSL III have filed or in the future may file with the Securities and Exchange Commission (“SEC”), including the Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find it

In connection with the proposed merger between CGBD and CSL III, CGBD plans to file with the SEC and mail to its stockholders a proxy statement on Schedule 14A (the “Proxy Statement”), CSL III plans to file with the SEC and mail to its shareholders an information statement (the “Information Statement”), and CGBD plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Proxy Statement, the Information Statement and a prospectus of CGBD. The Proxy Statement, Information Statement and the Registration Statement all contain important information about CSL III, CGBD, the proposed merger of CGBD with CSL III and related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. SHAREHOLDERS OF CSL III AND STOCKHOLDERS OF CGBD ARE URGED TO READ THE PROXY STATEMENT, THE INFORMATION STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CSL III, CGBD, THE MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain any documents filed with the SEC free of charge at the SEC’s web site at http://www.sec.gov or, for documents filed by CGBD, from CGBD’s website at carlylesecuredlending.com.

Participants in the Solicitation

CGBD, its directors, certain of its executive officers and certain employees and officers of Carlyle Global Credit Investment Management, LLC and its affiliates may be deemed to be participants in the solicitation of CGBD proxies in connection with the merger. Information about the directors and executive officers of CGBD is set forth in its proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 26, 2024. CSL III, its trustees, certain of its executive officers and certain employees and officers of CSL III Advisor, LLC and its affiliates may be deemed to be participants in the solicitation of CGBD proxies in connection with the merger. Information about the trustees and executive officers of CSL III is set forth in its annual report on Form 10-K, which was filed with the SEC on March 12, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the CGBD stockholders in connection with the merger will be contained in the Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in CSL, CSL III or in any fund or other investment vehicle managed by Carlyle or any of its affiliates.